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                                                                      EXHIBIT 13

PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE EXTENSION OF TENDER OFFER FOR WYMAN-GORDON COMPANY COMMON STOCK

PORTLAND, Oregon and GRAFTON, Massachusetts - October 1, 1999 - Precision Castparts Corp. (NYSE: PCP) and Wyman-Gordon Company (NYSE: WYG) today announced that the expiration date of the previously announced $20.00 per share cash tender offer by Precision Castparts Corp.'s subsidiary, WGC Acquisition Corp., for all outstanding shares of common stock of Wyman-Gordon Company has been extended until midnight, New York City time, on Monday, November 1, 1999; provided, however, that if Precision Castparts Corp., Wyman-Gordon Company and the Federal Trade Commission (FTC) reach agreement on the terms of the proposed consent order discussed below prior to October 18, 1999, the expiration date of the tender offer will be the date which is ten business days immediately following the public record date of such agreement.

As previously announced, the FTC staff has indicated to Precision Castparts Corp. that it will recommend to the FTC that the proposed acquisition be permitted to proceed if Precision Castparts Corp. and Wyman-Gordon Company agree to a consent order pursuant to which Precision Castparts Corp. and Wyman-Gordon Company would divest certain Wyman-Gordon Company investment casting operations and reach agreement with one or more buyers to sell a portion of the assets to be divested prior to Precision Castparts Corp.'s acquisition of Wyman-Gordon Company. Precision Castparts Corp. and Wyman-Gordon Company are making good progress in their efforts to sell the assets that are required to be divested. Precision Castparts Corp. and Wyman-Gordon Company are also continuing to negotiate the terms of an agreement with the FTC with respect to the assets to be divested. There can be no assurance that Precision Castparts Corp. and Wyman-Gordon Company will reach final agreement with a buyer for the assets the FTC staff has requested to be divested or that the FTC will find the potential buyer or buyers suitable.

As of September 29, 1999, approximately 22,902,000 shares of common stock of Wyman-Gordon Company had been tendered in the tender offer. This constitutes approximately 64.1% of Wyman-Gordon Company's outstanding shares as of the commencement of the tender offer.

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings and composite structures.

This press release contains forward-looking statements based on current expectations that are covered under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results and events related to the transaction may differ from those anticipated.

Contacts: Dwight Weber, Precision Castparts Corp., 503-417-4855
Denis Poirier, Wyman-Gordon Company, 508-839-8224